UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

TKO GROUP HOLDINGS, INC.

(Name of Issuer)
Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)
87256C101

(CUSIP Number)

December 29, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87256C101	SCHEDULE 13G	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS Lindsell Train Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,885,133*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,885,133*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,885,133*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.06%
12		TYPE OF REPORTING PERSON IA

* See Attachment A

CUSIP No. 87256C101	SCHEDULE 13G	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Mr. Michael James Lindsell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,885,133*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,885,133*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,885,133*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.06%
12		TYPE OF REPORTING PERSON IN, HC

* See Attachment A

CUSIP No. 87256C101	SCHEDULE 13G	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Mr. Nicholas John Train
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,885,133*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,885,133*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,885,133*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.06%
12		TYPE OF REPORTING PERSON IN, HC

* See Attachment A

CUSIP No. 87256C101	SCHEDULE 13G	Page 5 of 10 Pages

Item 1.	(a) Name of Issuer

TKO GROUP HOLDINGS, INC..

Item 1.	(b) Address of Issuer’s Principal Executive Offices

200 Fifth Ave, 7th Floor

New York, NY 10010

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

(a) This SCHEDULE 13G is being jointly filed by Lindsell Train Limited ("the Manager"), a corporation organized under the laws of England and Wales, United Kingdom, Mr. Michael James Lindsell and Mr. Nicholas John Train with respect to the ownership of shares of Common Stock of the Issuer by several separately managed accounts over which the Manager has investment discretion and voting power ("the Managed Accounts"). The Manager and Messrs. Lindsell and Train are collectively referred to in this SCHEDULE 13G as the Reporting Persons.

(b) The address of the principal business office of the Manager and Messrs. Lindsell and Train is 66 Buckingham Gate, London SWIE 6AU, United Kingdom.

(c) The Manager is a corporation organized under the laws of England and Wales, the United Kingdom. Messrs. Lindsell and Train are citizens of the United Kingdom.

Item 2.	(d) Title of Class of Securities

Class A Common Stock, par value $0.00001 per share (the “Common Stock”).

Item 2.	(e) CUSIP No.:

87256C101

CUSIP No. 87256C101	SCHEDULE 13G	Page 6 of 10 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 87256C101	SCHEDULE 13G	Page 7 of 10 Pages

Item 4. Ownership*

Lindsell Train Limited

(a) Amount Beneficially Owned: 5,885,133*

(b) Percent of class: 7.06%

(c) Number of shares as to which the person has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or direct the vote: 5,885,133*

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 5,885,133*

B. Michael James Lindsell

(a) Amount Beneficially Owned: 5,885,133*

(b) Percent of class: 7.06%

(c) Number of shares as to which the person has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or direct the vote: 5,885,133*

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 5,885,133*

C. Nicholas John Train

(a) Amount Beneficially Owned: 5,885,133*

(b) Percent of class: 7.06%

(c) Number of shares as to which the person has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or direct the vote: 5,885,133*

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 5,885,133*

*See Attachment A

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

The Reporting Persons have the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned by the Client Accounts. The client Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 87256C101	SCHEDULE 13G	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2024

Lindsell Train Limited
Michael C.Y. Lim
By:	/s/ Michael C.Y. Lim
Michael C.Y. Lim, Director

Mr. Michael James Lindsell
By:	/s/ Mr. Michael James Lindsell

Nicholas John Train
By:	/s/ Nicholas John Train

CUSIP No. 87256C101	SCHEDULE 13G	Page 9 of 10 Pages

Exhibit I:

Agreement

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the SCHEDULE 13G to which this Exhibit is attached, and such SCHEDULE 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such SCHEDULE 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other per- sons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 7, 2024

Lindsell Train Limited
Michael C.Y. Lim
By:	/s/ Michael C.Y. Lim
Michael C.Y. Lim, Director

Mr. Michael James Lindsell
By:	/s/ Mr. Michael James Lindsell

Nicholas John Train
By:	/s/ Nicholas John Train

CUSIP No. 87256C101	SCHEDULE 13G	Page 10 of 10 Pages

Agreement

1. Items 4(a) and (b) of SCHEDULE 13G

As of December 29, 2023, the Managed Accounts were the legal owners of 5,885,133 shares of Common Stock, respectively. Based on there being 83,372,699 shares of Common Stock, the Managed Accounts' holding represents approximately 7.06% of the outstanding Common Stock, respectively.

The Manager serves as investment manager to the Managed Accounts and has investment discretion and voting power over the shares of Common Stock held by the Managed Accounts. Accordingly, the Manager may be deemed to be the beneficial owner of the Common Stock.

Michael Lindsell owns a significant membership interest in the Manager and as such may be deemed to control shares held by the Manager by virtue of his interest in the Manager.

Nicholas Train owns a significant membership interest in the Manager and as such may be deemed to control shares held by the Manager by virtue of his interest in the Manager.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer held by the Managed Accounts, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

2. Item 4(c) of SCHEDULE 13G

As of December 29, 2023, each of the Reporting Persons may be deemed to have the power to vote or to direct the voting of and to dispose or to direct the disposition of the 5,885,133 shares, respectively, of Common Stock held by the Managed Accounts.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the Managed Accounts, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.